SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

August 21, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alyssa Wall

Re:	MasterBeef Group Draft Registration Statement on Form F-1 Submitted July 3, 2024 CIK No. 0002027265

Dear Ms. Wall,

Please accept this letter as the response of MasterBeef Group (the “Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Draft Registration Statement on Form F-1 confidentially submitted with the Commission on July 3, 2024 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), which includes amendments in response to the Staff’s comments on the Registration Statement.

For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

Draft Registration Statement on Form F-1 Cover Page

1.	Please revise your discussion of the HFCA Act to reflect amendments to the HFCA Act, such as the Consolidated Appropriations Act, 2023, including that the number of “non-inspection years” has decreased from three years to two years, and thus, has reduced the time before your securities may be prohibited from trading or delisting. Please also update your related disclosure beginning on page 10.

Response: The Registrant has revised the discussion of the HFCA Act on the cover page and on page 10 of the Revised Registration Statement in response to this comment.

2.	Please amend your disclosure to clearly disclose how you will refer to the holding company and subsidiaries throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, and refrain from using terms such as “we” or “our” when describing activities, functions, or employees of your subsidiaries.

Response: We have clarified throughout the Revised Registration Statement, where appropriate, to refer to actions by our holding company and operating subsidiaries.

3.	Please revise your disclosure to clearly state that legal and operational risks associated with operating in China also apply to operations in Hong Kong. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your current disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Provide similar disclosure in the Prospectus Summary and Risk Factors.

Response: The Revised Registration Statement has been revised to provide disclosure referencing the PRC government’s intent to strengthen its regulatory oversight and the guidance provided in the sample letters in response to this comment.

4.	Please amend your disclosure here and in the summary risk factors and Risk Factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response: The Registrant has disclosure on the cover page, in the summary risk factors on page 8 in the Revised Registration Statement as follows:

“Further, there can be no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong.”

Further, disclosure on page 29 of the Revised Registration Statement is responsive to this comment:

“The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions or limitations on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.

Within our structure, funds from foreign investors can be directly transferred to our Hong Kong Operating Subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries through loans and/or capital contributions. Our Hong Kong Operating Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers. There is no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. Any restrictions, prohibitions or limitations on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. Any limitation on the ability of the Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct the business.”

5.	Where you confirm that no transfers were made from you to the Operating Subsidiaries revise to state whether the Operating Subsidiaries have conducted transfers to one another or to you and quantify the amounts. Also, state whether any dividends or distributions have been made to date to investors and quantify the amounts. Please provide cross-references to the consolidated financial statements where you discuss cash transfer throughout your organization.

Response: The Registrant has included additional disclosure on the cover page in the Revised Registration Statement in response to this comment. Further, the Company has revised the disclosure in the Revised Registration Statement on page 13 to include the amounts of the transfers between Operating Subsidiaries. The Registrant respectfully advises the Staff that such intra-group transfers have been eliminated and are not separately presented in the consolidated financial statements.

Prospectus Summary, page 5

6.	Discuss the laws and regulations applicable in light of your operations in Hong Kong, including regulations relating to the Enterprise Tax Law, data security and anti-monopoly. Provide applicable risk factor disclosure and update your disclosure under “Regulations” on page 88.

Response: The Registrant has included additional disclosure in the Revised Registration Statement on pages 6, 33 and 93 of the Revised Registration Statement in response to this comment.

Corporate Structure, page 5

7.	Please identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its subsidiaries and the challenges the company may face regarding its subsidiaries due to legal uncertainties and jurisdictional limits.

Response: The Registrant has included the following disclosure on page 5 of the Revised Registration Statement:

“MasterBeef Group is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our its own, we the Company conduct our its operations in Hong Kong through our its BVI wholly-owned subsidiaries, including Masterbeef Limited, Anping Grill Limited, Tak Moon Food Supplies (BVI) Limited, Taiwanese Sweeties Limited, House of Talent (BVI) Limited and General’s Feast Limited, which in turn own wholly-owned subsidiaries in Hong Kong, including around 20 operating subsidiaries operating in Hong Kong (collectively the “Hong Kong Operating Subsidiaries”), and one operating subsidiary operating in Taiwan (together with the Hong Kong Operating Subsidiaries, the “Operating Subsidiaries”). The Shares offered in this offering are shares of the Company, a Cayman Islands holding company and not shares of the Operating Subsidiaries. Investors in this offering will not directly hold equity interests in any of the Operating Subsidiaries. Appleby, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any U.S. state, or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. federal securities laws or the securities laws of any U.S. state. This structure involves unique risks to the investors, and in the event that our current corporate structure is no longer permissible under the applicable laws and regulations, it would likely result in a material change in our the Operating Subsidiaries’ operations and/or a material change in the value of the Ordinary Shares being registered in this offering and it could cause the value of such securities to significantly decline or become worthless.”

Risks and Challenges, page 6

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

Response: The Registrant has disclosed the risks that the corporate structure and being based in or having the majority of the Registrant’s operations in Hong Kong in the summary risk factors on page 8 of the Revised Registration Statement. Further, the Registrant has included an additional risk factor relating to this comment in the Risk Factors section on page 27 of the Revised Registration Statement in response to this comment.

Implications of Being a Foreign Private Issuer, page 12

9.	We note your disclosure regarding your eligibility for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules as a controlled company. Please revise your disclosure here and throughout your registration statement to clearly indicate whether you intend to rely on these exemptions or the foreign private issuer exemptions and specify what those exemptions cover. Your disclosure on page 98 suggests that you intend to take advantage of some of these exemptions, however, you have not clearly delineated which ones. Also, your disclosure cross-references to a risk factor header that does not appear in your Risk Factor discussion. Revise your disclosure for consistency.

Response: The Registrant has revised its disclosure on pages 12 and 98 of the Revised Registration Statement to indicate that as of the date of this prospectus, the Company does not intend to rely upon any home country exemptions.

Transfers of Cash to and From Our Subsidiaries, page 13

10.	Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to transfer cash. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response: The Registrant has included disclosure in the Revised Registration Statement on page 13 indicating that currently there are no restrictions on foreign exchange and its ability to transfer cash between entities, across borders, and to U.S. investors.

Permission Required from Hong Kong and PRC Authorities, page 15

11.	Your prospectus cover page mentions that your PRC counsel, Jingtian & Gongcheng, opined as to the applicability of the Trial Measures to you. Revise to acknowledge such opinion here and elsewhere where you discuss CSRC oversight. Discuss whether PRC counsel opined as to any other permissions and approvals necessary to operate your business and to offer securities to investors and if not, why not. File the opinion as an exhibit to the registration statement. Additionally, the disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response: The Registrant has revised the disclosure in the Revised Registration Statement to acknowledge such opinion and elsewhere in the Revised Registration Statement where CSRC oversight is discussed. Further, the Registrant’s PRC counsel has further advised that no other PRC permissions and approvals are necessary to operate our business and to offer the Ordinary Shares to investors. The Form of Opinion has been filed as Exhibit 8.3 to the Revised Registration Statement.

Risks Related to Doing Business in Hong Kong

Substantially all of our operations are in Hong Kong..., page 26

12.	Please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

Response: The Registrant added the following risk factor on page 27 of the Revised Registration Statement:

“The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may intervene or influence our Hong Kong Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of our Ordinary Shares.”

Risks Related to Litigation, Laws and Regulation and Governmental Matters It will be difficult to obtain jurisdiction and enforceability liabilities..., page 34

13.	We note your disclosure that substantially all of your directors and executive officers are located outside of the United States. Please identify the directors and executive officers and specify whether they are located in the PRC or Hong Kong. Make similar revisions under your “Enforceability of Civil Liabilities” discussion.

Response: The Registrant has included the following disclosure on pages 34 and 42 of the Revised Registration Statement:

“All of the Directors, director nominees and Executive Officers of the Company are located outside the United States (i.e. Ms. Hiu Wa Chan, an independent director nominee of the Company, is based in the United Kingdom, and the rest are based in Hong Kong) …”

Risks Related to Ownership of our Securities

Substantial Future sales of our Ordinary Shares..., page 37

14.	Revise to acknowledge that your registration statement currently contemplates the registration of additional shares for resale. Affirmatively state that such sales will likely put downward pressure on your market price and make it more difficult for you to maintain your Nasdaq listing.

Response: The Registrant has included the following disclosure on page 37 of the Revised Registration Statement:

“This Registration Statement contemplates the registration of additional shares for resale. Any subsequent sale of additional shares that are registered by the Company may result in downward pressure on the market price of our Ordinary Shares, which may make it more difficult to maintain our NASDAQ listing.”

Our Ordinary Shares will be subject to potential delisting..., page 38

15.	We note your disclosure that your offering is contingent upon listing on Nasdaq. Please expand your risk factors to address the potential consequences of failing to receive approval to list on Nasdaq.

Response: The Registrant has revised the disclosure on page 38 of the Revised Registration Statement to provide that in the event the Company is unable to list its shares on the NASDAQ, there will be no public offering of the Ordinary Shares under the prospectus which forms a part of the Revised Registration Statement.

Dividend Policy, page 45

16.	Revise to state, as you do on page 14, that you currently intend to retain all available funds and future earnings, if any, for the operation and expansion of your business and do not anticipate declaring or paying any dividends in the foreseeable future.

Response: The Registrant has indicated the following disclosure on page 45 of the Revised Registration Statement in response to this comment:

“…and we intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future.”

Summary Consolidated Financial and Other Data

Consolidated Statements of Comprehensive (Loss)/Income, page 47

17.	It appears that you utilize both nature of expense method and function of expense method in your income statement as you aggregate expenses by their nature (e.g. Raw materials and consumables used, Depreciation of property, plant and equipment, etc.) while presenting other income and expenses separately from expenses necessary for revenue generation. Please tell us how your current presentation complies with IAS 1, paragraph 99 that requires the use of an expense classification based on either their nature or their function, or revise. In addition, it appears you present government grants of HK$12,324,800 twice in 2022 as other income line item includes this amount as well. Please also revise to ensure your income statement line items are ordered consistently throughout your filing.

Response: The Registrant has revised the Revised Registration Statement on page 47 in response to this comment. In particular, the classification of expenses is now presented solely based on their nature.

Key Factors Affecting the Results of Our Group’s Operations, page 49

18.	Where you discuss your dependence upon your ability to grow your customer base, including through your membership scheme, revise to disclose your membership growth over the past 2 fiscal years. We note your disclosure around your quantification of members on page 84 but this information does not provide comparative information over fiscal periods.

Response: The Registrant has revised the Revised Registration Statement on page 50 as follows in response to this comment:

“The number of our members increased by approximately 20.5% from approximately 437,000 members as at December 31, 2022 to approximately 526,000 members as at December 31, 2023. As at July 31, 2024, after the disposal of the Disposed Group, our membership schemes had an aggregate of over 548,000 members.”

19.	Where you discuss macroeconomic conditions, revise to acknowledge the impact of the COVID-19 pandemic upon your operations, if material, given that the Industry Overview you include seems to indicate that the catering industry remained stagnant in Hong Kong in 2022 and that 2023 was the first year to show a revival in revenues.

Response: The Registrant has revised the Revised Registration Statement on page 49 as follows in response to this comment:

“When the COVID-19 pandemic was at its peak, our Operating Subsidiaries recorded lower revenue due to reduced customer traffic, shortened operating hours, occupancy restrictions and temporary closures of our restaurant outlets. In mid-2022, our operating results started to recover with the improvement in the public health conditions and the easing of social distancing measures. In 2023, customer traffic further improved due to the opening of new restaurant outlets and the further easing of social distancing measures.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 49

20.	Please revise financial and other data presented in tabular forms to read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. In this regard, certain financial and other data here and in Summary Consolidated Financial and Other Data section on page 47 start with the oldest period whereas your consolidated financial statements start with the most recent period. Refer to SAB Topic 11:E.

Response: The Registrant has revised the financial and other data presented in tabular forms to read consistently from left to right in the same chronological order throughout the filing and the narrative sections have been revised to be consistently ordered.

21.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the changes in the relationship between costs and revenues. For example, you state that the increase in total revenue during fiscal 2023 was mainly due to the increase in customer visits and average spending per customer and the opening of four new restaurant outlets, but you do not quantify these factors nor analyze the disproportionate increase of total revenue compared to raw materials and consumables used, and staff costs. Your current disclosures does not appear to adequately discuss and analyze your results sufficiently to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. As such, please revise to expand this section by:

•	Ensuring that all material factors are quantified and analyzed (including separate disclosure of offsetting factors); and

•	Quantifying the effects of changes in price, volume, and changes in the relationships between costs and revenues, where appropriate, and describing any known trends or uncertainties.

Response: The Registrant has revised the Management’s Discussion and Analysis disclosure in the Revised Registration Statement in response to this comment.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 52

22.	Please address the following:

•	Revise to reflect all transactions undertaken in anticipation of a public offering and ordinary shares recently issued as described on pages 61 and 114 in your pro forma financial statements.

•	Revise to provide all required financial statements and disclosures for all periods required under Article 11 of Regulation S-X.

•	Move these disclosures out of the MD&A and dedicate a section for the pro forma information.

Response: The Registrant has revised page 52 of the Revised Registration Statement in response to this comment.

Liquidity and Capital Resources, page 53

23.	Where you disclose sufficient working capital, you refer to other available sources of financing. Clarify and quantify any material unused sources of liquidity, consistent with Item 5.B.1. of Form 20-F.

Response: The Registrant has revised page 53 of the Revised Registration Statement as follows in response to this comment:

“We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including its current level of cash and cash generated from, including but not limited to, its operations.”

History and Corporate Structure, page 61

24.	Please identify the founders of your Group, and clarify if they are different from your controlling shareholder, Galaxy Shine Company Limited.

Response: The Registrant has revised page 61 of the Revised Registration Statement as follows in response to this comment:

“Our Group’s history began in 2019 when our founders, namely Ms. Oi Wai Chau, Ms. Oi Yee Chau, Ms. Tsz Kiu So, Mr. Ka Chun Lam and Mr. Shing Yan Lee, identified the untapped potential of the mid-range Taiwanese hot pot market in the highly competitive dining scene of Hong Kong.”

Business Overview, page 83

25.	You state here that you operate 12 restaurant outlets as of the date of this prospectus. You go on to describe an increase in revenues, as well as the percentage contribution to such increase by new stores, as of the end of the most recent fiscal year, however, you do not acknowledge the disposition of assets that occurred after the fiscal year end. To the extent your disclosure is “as of the date of this prospectus” please ensure that you provide narrative disclosure to explain how your business has evolved since the fiscal year end.

Response: The Registrant has revised page 79 of the Revised Registration Statement as follows in response to this comment:

“As at December 31, 2023, we operated nine Master Beef and three Anping Grill restaurant outlets, as well as three Chubby Bento Taiwanese bento outlets and one Bao Pot Taiwanese stone pot outlet in Hong Kong. In the first quarter of 2024, we opened two new Taiwanese noodles outlets under the brand of Chubby Noodles in Hong Kong. To streamline the Group’s corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders. For the pro forma impact of the disposal on our historical financial data, see “Unaudited Pro Forma Condensed Consolidated Financial Information”.

Regulations, page 88

26.	Please revise your disclosure to clearly state whether you are in compliance with all applicable laws and regulations, including whether you and the operating companies have received all applicable licenses. Please also update your related risk factor on page 21 accordingly.

Response: The Registrant has revised pages 21 and 88 of the Revised Registration Statement as follows in response to this comment:

“As at the date of this prospectus, all of our Hong Kong Operating Subsidiaries have obtained all applicable licenses and are in compliance with the applicable laws and regulations in all material respects.”

Shares Eligible for Future Sale Resale Prospectus, page 117

27.	Reconcile your disclosure here that “[a]ny shares sold by the Resale Shareholders until our Shares are listed or quoted on an established public trading market will take place at the public offering price of the shares we are selling in our initial public offering” with your indication in the resale prospectus that no sales will occur until your shares are listed on Nasdaq.

Response: The Registrant has revised page 117 of the Revised Registration Statement in response to this comment as follows:

“The Resale Shareholders will not make any sales of their Shares until the Shares are listed on Nasdaq and once trading of our Shares begins, any such sales will be made at market prices.”

Notes to the Consolidated Financial Statements, page F-11

28.	Given its materiality to the income statement, please revise to provide a tabular disclosure describing the nature and amounts of various expenses comprising Other Expenses. Refer to IAS 1, paragraph 112(c).

Response: The Registrant has revised page F-37 of the Revised Registration Statement to disclose other expenses in response to this comment.

2. Basis of Preparation of Consolidated Financial Statements and Material Accounting Policy Information

2.5 Material Accounting Policy Information

i) Leases

The Group as a Lessee Lease Modifications

Covid-19-Related Rent Concessions, page F-29

29.	You disclose that you have elected to apply the practical expedient not to assess whether the change is a lease modification for your Covid-19 related rent concessions. Please revise to disclose the amount recognized in the income statement for the reporting period to reflect changes in lease payments that arise from rent concessions to which you have applied the practical expedient. Refer to IFRS 16, paragraph 60A.

Response: The Registrant has revised page F-29 of the Revised Registration Statement to disclose the Covid-19-related rent concessions in response to this comment.

8. Income Tax, page F-37

30.	Please revise to provide the amount of the deferred tax income or expense recognized for each type of temporary difference, unused tax losses and unused tax credits. Refer to IAS 12, paragraph 81(g)(ii).

Response: The amount of the deferred tax expenses has been disclosed in Note 14 to the Consolidated Financial Statements on page F-43 of the Revised Registration Statement according to IAS 12, paragraph 81(g)(ii).

10. Disposal Group Classified as Held for Sale, page F-40

31.	You disclose the assets and liabilities attributable to Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and its subsidiaries have been classified as a disposal group held for sale as it did not represent a separate major line of business or geographical area. Considering they represent different types/styles of cuisine and a diversification of your operations into bento, noodles and stone pot, represented one-third of the total number of your restaurants before the disposal, and contributed approximately 6.2% of your total revenues in 2023, please tell us, in sufficient detail and citing relevant accounting guidance, how you determined that Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and its subsidiaries did not represent a discontinued operation under IFRS 5, paragraph 32.

Response: Pursuant to the IFRS 5 paragraph 32, a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

(a) represents a separate major line of business or geographical area of operations,

(b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or

(c) is a subsidiary acquired exclusively with a view to resale.

Despite the variety in terms of the type and style of Taiwanese cuisine served by the Group, the Directors have always considered the Group to only have one line of business – which is the provision of catering services specialized in Taiwanese cuisine. We do not consider Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries (the “Disposed Group”) as separate major lines of business or geographical areas of operations of the Group as the revenue generated from the operation of Chubby Bento Limited and its subsidiaries and Bao Pot Taiwanese Claypot Limited and its subsidiaries only each accounted for 5.4% and 0.8%, respectively, and when aggregated, 6.2% (i.e., less than 10%) of the total revenue generated from the operation of the Group in 2023. Since the Disposed Group does not constitute a separate major line of business or geographical area of operations, IFRS 5 paragraphs 32 (a) and 32 (b) are not fulfilled.

Also, the Disposed Group was not acquired exclusively with a view to resale. They were formed and had been operated by the Group for a period of time before the disposal. Therefore, IFRS 5 paragraph 32 (c) also is not fulfilled.

To conclude, since none of the criteria under IFRS 5 paragraph 32 is fulfilled, the Disposed Group should be classified as held for sale instead of discontinued operations as at 31 December 2023.

11. Property, Plant and Equipment, page F-41

32.	You recognized a loss of HK$6.7 million for a property, plant, and equipment write-off in 2023. Please revise to disclose the events and/or circumstances that led to the recognition of the loss. Refer to IAS 36, paragraph 130(a).

Response: The Registrant has revised page F-41 of the Revised Registration Statement to disclose the written-off of property, plant and equipment in response to this comment.

12. Right-of-Use Assets, page F-42

33.	On page F-43, you disclose an explanation for a footnote symbol “#” which is not utilized anywhere else in the note. Please revise.

Response: The Registrant has revised page F-43 of the Revised Registration Statement to insert this footnote reference in response to this comment.

13. Deferred Tax Assets, page F-43

34.	It appears you offset deferred tax assets and liabilities. We assume that you have the legally enforceable right to offset current tax assets against current tax liabilities in accordance with IAS 12, paragraph 74(a), your deferred tax assets and liabilities are related to taxes levied by the same tax authority, and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another in accordance with IAS 12, paragraph 74(b). Please confirm our assumption. Tell us what consideration you have given to disclosing this requirement for offsetting your deferred taxes and liabilities.

Response: The Registrant has confirmed that the assumption is correct. The Registrant has revised page F-34 of the Revised Registration Statement in response to this comment.

19. Share Capital, page F-45

35.	Please revise to include all required disclosures in accordance with IAS 1, paragraph 79.

Response: The Registrant has revised page F-45 of the Revised Registration Statement in response to this comment.

29. Events After Reporting Period, page F-53

36.	For the sale of your equity interest in Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited, please revise to disclose that the purchasers, Galaxy Shine Company Limited and Thrivors Holdings Limited, are related parties. Refer to IAS 24, paragraph 18.

Response: The Registrant has revised page F-53 of the Revised Registration Statement in response to this comment.

31. Related Party Transactions, page F-56

37.	Please tell us how you complied with IAS 24, paragraph 13, or revise.

Response: The name of the parent and the ultimate parent of the Group has been disclosed on page 102 of the Revised Registration Statement according to IAS 1, paragraph 138(c).

Resale Prospectus Alternate Page, page Alt-1

38.	We note that a number of your Resale Shareholders are subject to the lock-up agreements discussed in the primary offering statement. Please revise your disclosure to discuss the impact of the lock-up agreements on the resale.

Response: The Registrant has revised the Revised Registration Statement on page Alt-1 as follows in response to this comment:

“Upon the expiration of the lock-up agreements, these shareholders will have the ability to sell the Shares subject to the lock-up agreements. We cannot predict what effect, if any, future sales of our Shares, or the availability of shares for future sale, will have on the trading price of our Shares from time to time. Sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Shares.”

39.	Please revise to disclose the nature of any position, office, or other material relationship which the Resale Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, please disclose the natural person controlling each of the Resale Shareholders, as well as the address of the individual or entity. Refer to Item 9.D of Form 20-F.

Response: The Registrant has revised the Revised Registration Statement on page Alt-3 in response to this comment.

40.	Please advise (i) why the resale offering is required to be registered at this time, (ii) when known, how you determined the number of ordinary shares being registered in connection with the resale offering, and (iii) how the Resale Shareholders were selected to participate in this resale offering, all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company determined to provide liquidity to the Resale Shareholders, several of which are long time shareholders, without requiring such Resale Shareholders to have to comply with Rule 144. The Company unilaterally selected these shareholders based upon the nature of their investment in the Company and believes that in connection with the Company’s initial public offering, it is appropriate to provide these shareholders with the opportunity at this time to have their shares registered.

The Company respectfully advises the Staff that in accordance with the interpretive guidance provided by the Staff in Questions 612.09 and 212.15 of the Compliance and Disclosure Interpretations (“C&DI”) for Securities Act Rules, the proposed offering is appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i).

C&DI 612.09 provides that “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Galaxy Shine Company Limited and Thrivors Holdings Limited were initially issued their shares in May 2022 and were issued the Ordinary Shares subject to the Resale Prospectus pursuant to reorganization transactions effected in April 2024. On June 17, 2024, Galaxy Shine Company Limited transferred 720,000 Ordinary Shares to each of Siu Cheung Yeung and Wah Chau Yau, and Thrivors Holdings Limited transferred 720,000 to Lai Yee Joyce Chang.

As stated in C&DI 212.15, “under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” This is just such a circumstance. As such it is clear from the circumstances that the Resale Shareholders are not acting as a conduit for the issuer but rather, as named Resale Shareholders, they are pursuing their ability to resell their privately acquired securities into the public markets without conditions imposed by Rule 144. Purchasers of these securities will receive the current prospectus. Moreover, the effectiveness of the resale registration statement on Form F-1 does not mean that the Resale Shareholders will sell the Ordinary Shares anytime time soon, rather the Company is merely attempting to provide these shareholders with liquidity. Lastly, as demonstrated in the initial paragraph of this response and the circumstances in which the Resale Shareholders came to hold the Ordinary Shares, the Resale Shareholders are not the alter ego of the Company.

As stated in C&DI 612.09, “the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” The facts here clearly evidence that this should not be deemed a primary offering. The circumstances under which the Resale Shareholders acquired their Ordinary Shares, the lengthy investment in Ordinary Shares and the possibility that the Resale Shareholders will not sell anytime soon, clearly point to a genuine secondary offering.

General

41.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: As of the date of this response letter, the Registrant has not had any written communications with potential investors. To the extent such communications do occur, the Registrant intends to retain copies of such communications.

42.	Where you discuss the Group’s relative position in the Taiwanese cuisine and Taiwanese hotpot market in Hong Kong, revise to qualify these statements to acknowledge the subsequent disposition of 4 of your outlets and direct readers to your Unaudited Pro Forma Condensed Consolidated Statement of Operations for an understanding of the disposition’s impact upon your financial performance and relative position in the markets you discuss.

Response: The Registrant has revised its discussion of the Group’s relative position in the Taiwanese cuisine and Taiwanese hotpot market in Hong Kong to clarify that such position as currently disclosed is limited to the brands which continue subsequent to the disposal of the Disposed Group and cross-reference the Unaudited Pro Forma Condensed Consolidated Statement of Operations where appropriate.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	MasterBeef Group